Exhibit 99.1

DRYSHIPS INC. ANNOUNCES ACQUISITION OF VESSEL

May 3, 2019, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) (“DryShips” or the “Company”), a diversified owner and operator of ocean going cargo vessels, today announced that it has agreed to acquire from an entity that may be deemed to be beneficially owned by the Company’s Chairman and CEO, Mr. George Economou, one Newcastlemax drybulk carrier built in 2017, for a purchase price of approximately $50.0 million. The purchase price was based on the average fair market value of the vessel, as determined by independent third party broker valuations, and the transaction was unanimously approved by the board of the Company and a special committee of independent and disinterested directors and remains subject to satisfactory documentation.
The purchase includes existing financing in place and will be effected by way of long-term bareboat charter party with purchase obligation. The vessel is expected to be delivered to DryShips in the second quarter of 2019 and in connection with the transaction, an entity that may be deemed to be beneficially owned by Mr. George Econo- mou, has also agreed to time charter the vessel on an index-linked time charter of flexible duration, with option- ality for DryShips to convert this index-linked time charter to fixed rate charter.
TMS Dry Ltd., an entity that may be deemed to be beneficially owned by Mr. George Economou, has agreed to manage the vessel on the same terms that it manages other Company vessels but will forgo all commissions effective under the respective management agreement in connection with the aforementioned vessel purchase.
About DryShips Inc.
The Company is a diversified owner and operator of ocean going cargo vessels that operate worldwide. As of May 3, 2019, the Company operates a fleet of 31 vessels comprising of (i) 6 Panamax drybulk vessels; (ii) 8 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 3 Afram- ax tankers; (vi) 2 Suezmax tankers; and (vii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels.
DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.” Visit the Company’s website at www.dryships.com
Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Pri- vate Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective infor- mation about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company’s current views with respect to future events and financial per- formance and may include statements concerning plans, objectives, goals, strategies, future events or perfor- mance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Compa- ny believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market condi- tions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company’s inability to procure acquisition financing, default by one or more charterers of the Company’s ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and un- scheduled drydockings, changes in the Company’s voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations, changes in the Company’s relation- ships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.
Nicolas Bornozis
Capital Link, Inc. (New York) Tel. 212-661-7566
E-mail: dryships@capitallink.com